Whole Earth Brands, Inc.

125 South Wacker Drive, Suite 3150

Chicago, IL 60606

July 31, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Edward M. Kelly

Re:	Whole Earth Brands, Inc.

Registration Statement on Form S-1

File No. 333-240089

Dear Mr. Kelly:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Whole Earth Brands, Inc., a Delaware corporation, hereby requests acceleration of the effective date of the Registration Statement referred to above, so that it may become effective at 4:00 PM Eastern Daylight Time on August 3, 2020, or as soon as practicable thereafter.

Please contact Christopher P. Giordano of DLA Piper LLP (US) via telephone at (212) 335-4522 or via e-mail at christopher.giordano@dlapiper.com with any questions and please notify him when this request for acceleration has been granted.

Thank you for your assistance in this matter.

Very truly yours,

Whole Earth Brands, Inc.

By:	/s/ Andrew Rusie
Name: Andrew Rusie
Title: Chief Financial Officer

cc:	Christopher P. Giordano

DLA Piper LLP (US)

Jon Venick

DLA Piper LLP (US)

Stephen P. Alicanti

DLA Piper LLP (US)